Exhibit 99.1

SciSparc and Clearmind Collaboration Continues to Increase its Patent Portfolio in the Field of Movement Abnormalities in the U.S.

TEL AVIV, Israel, Aug. 01, 2023 (GLOBE NEWSWIRE) -- The new U.S. patent application is for the use of the psychedelic molecule 3-MMC and SciSparc’s Palmitoylethanolamide to treat dyskinesia and dystonia known to occur in several rapid, non-rhythmic, abnormal movements disorders including Tourette Syndrome and Parkinson’s disease.

SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that as part of its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND) (CSE: CMND), (FSE: CWY), a patent application for the treatment of dyskinesia was filed by Clearmind, a biotechnology company focused on discovery and development of novel psychedelic-derived therapeutics to solve major undertreated health problems.

The provisional patent application was filed with the United States Patent and Trademark Office.

This patent application refers to combination of the psychedelic molecule 3-Methylmethcathinone, known as 3-MMC, and SciSparc’s Palmitoylethanolamide as a potential treatment for dyskinesia. Dyskinesia is a category of movement disorders that are characterized by abnormal involuntary movements and may manifest as chorea (irregular, involuntary movements of the body, especially the face and extremities) or dystonia (disorder or lack of muscle tonicity). Rapid, non-rhythmic, abnormal movements can appear in a host of commonly co-occurring conditions, including Tourette Syndrome and transient tic disorder, as well as during withdrawal from alcohol and other substances.

This patent prospect corresponds well with SciSparc’s robust IP portfolio and some of the indications the Company is already pursuing such as Tourette Syndrome.

“SciSparc has always placed great emphasis on developing a broad and robust intellectual property portfolio in order to protect its innovative therapies, so a new patent filing arising from our collaboration with Clearmind excites me. Our collaboration with Clearmind continues to bear fruit and emphasizes our commitment to pioneering innovative treatments for conditions with unmet need,” stated SciSparc’s Chief Executive Officer, Oz Adler.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential treatment for dyskinesia and the continuing collaboration between the Company and Clearmind. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055